December 8, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tara Harkins and Lynn Dicker

Re:	Stereotaxis, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 11, 2011
File No. 000-50884

Dear Ms. Harkins and Ms. Dicker:

I am writing this letter on behalf of Stereotaxis, Inc. (the “Company”) in response to the letter, dated December 7, 2011, of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing. This letter sets forth the comment of the Staff in the comment letter (italicized and numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response.

Form 10-K for the Year Ended December 31, 2010

General

1.	Please provide the three acknowledgements included at the end of our October 27, 2011 comment letter. For your reference, we have repeated the acknowledgements below. Please note that the acknowledgements must be provided by an authorized officer of the Company.

Stereotaxis, Inc • 4320 Forest Park Avenue • Suite 100 • St. Louis, MO • 63108 • (314) 678-6100 • (314) 678-6300 Fax

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s continued review and look forward to hearing from you with respect to this comment response. If you require any additional information on this issue, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (314) 678-6007 or by fax at (314) 678-6110.

Sincerely,

/s/ Samuel W. Duggan II

Samuel W. Duggan II

cc:	James L. Nouss, Jr. (Bryan Cave)
Robert J. Endicott (Bryan Cave)